STATEMENT OF INVESTMENTS

CitizensSelect Prime Money Market Fund

July 31, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit--14.8%	Principal Amount ($)	Value ($)
Banca Intesa SpA (Yankee)		
5.10%, 8/4/06	20,000,000	20,000,000
BNP Paribas (Yankee)		
5.47%, 10/24/06	25,000,000	25,000,000
Credit Suisse (Yankee)		
5.38%, 9/5/06	25,000,000	25,000,000
Sanpaolo IMI U.S. Financial Co. (Yankee)		
5.37%, 9/7/06	20,000,000	20,000,000
Toronto Dominion Bank (Yankee)		
5.37%, 9/6/06	20,000,000	20,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $110,000,000)		**110,000,000**
Commercial Paper--57.4%		
Abbey National North America LLC		
5.30%, 8/1/06	25,000,000	25,000,000
Alliance & Leicester PLC		
5.10%, 8/4/06	20,000,000	19,991,600
Allied Irish Banks N.A. Inc.		
5.37%, 9/5/06	20,000,000	19,896,556
Atlantis One Funding Corp.		
5.37%, 9/1/06	25,000,000 a	24,885,472
Bank of Ireland		
5.10%, 8/7/06	20,000,000 a	19,983,217
Barclays U.S. Funding Corp.		
5.48%, 10/20/06	20,000,000	19,759,778
BASF AG		
5.35%, 8/22/06	25,000,000	24,922,708
Bryant Park Funding LLC		
5.36%, 8/22/06	25,000,000 a	24,922,562
Citigroup Funding Inc.		
5.35% - 5.49%, 8/23/06 - 10/19/06	30,000,000	29,773,338
Crown Point Capital Co. LLC		
5.34%, 8/8/06	25,000,000 a	24,974,236
Cullinan Finance Ltd.		
5.36%, 8/23/06	25,000,000 a	24,918,875
Deutsche Bank Financial LLC		
5.29%, 8/1/06	25,000,000	25,000,000
Edison Asset Securitization L.L.C.		
5.33%, 8/22/06	25,000,000 a	24,923,000
FCAR Owner Trust, Ser. I		
5.38%, 9/7/06	25,000,000	24,863,049
General Electric Capital Services Inc.		
5.09%, 8/2/06	20,000,000	19,997,205
HBOS Treasury Services PLC		
5.45%, 10/3/06	25,000,000	24,764,844
Prudential Funding LLC		

5.29%, 8/1/06	25,000,000	25,000,000
Spintab AB (Swedmortgage)		
5.45%, 9/29/06	25,000,000	24,779,569
Total Commercial Paper		
(cost $428,356,009)		**428,356,009**

Corporate Notes--10.7%

Commonwealth Bank of Australia		
5.37%, 8/24/06	15,000,000 b	15,000,000
General Electric Capital Corp.		
5.36%, 8/24/06	25,000,000 b	25,000,000
Royal Bank of Scotland PLC		
5.38%, 8/21/06	10,000,000 b	10,000,000
Societe Generale		
5.32%, 8/2/06	15,000,000 b	15,000,000
Wells Fargo & Co.		
5.33%, 8/3/06	15,000,000 b	15,000,000
Total Corporate Notes		
(cost $80,000,000)		**80,000,000**

Time Deposits--17.3%

Calyon (Grand Cayman)		
5.30%, 8/1/06	25,000,000	25,000,000
Fortis Bank (Grand Cayman)		
5.29%, 8/1/06	25,000,000	25,000,000
Key Bank U.S.A., N.A. (Grand Cayman)		
5.30%, 8/1/06	30,000,000	30,000,000
Royal Bank of Canada (Grand Cayman)		
5.33%, 8/1/06	33,000,000	33,000,000
State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
5.28%, 8/1/06	16,000,000	16,000,000
Total Time Deposits		
(cost $129,000,000)		**129,000,000**
Total Investments (cost $747,356,009)	**100.2%**	**747,356,009**
Liabilities, Less Cash and Receivables	**(.2%)**	**(1,743,940)**
Net Assets	**100.0%**	**745,612,069**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
    transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2006, these securities
    amounted to $144,607,362 or 19.4% of net assets.
b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

CitizensSelect Treasury Money Market Fund

July 31, 2006 (Unaudited)

U.S. Treasury Bills--100.4%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
8/10/06	4.75	12,017,000	12,002,795
8/17/06	4.78	9,938,000	9,917,014
8/24/06	4.78	115,172,000	114,823,938
9/7/06	4.79	106,000,000	105,483,984
9/21/06	4.85	60,000,000	59,592,567
9/28/06	4.91	3,188,000	3,163,038
10/19/06	5.05	87,985,000	87,021,540
1/11/07	5.13	2,000,000	1,954,632
Total Investments (cost $393,959,508)		**100.4%**	**393,959,508**
Liabilities, Less Cash and Receivables		**(.4%)**	**(1,402,087)**
Net Assets		**100.0%**	**392,557,421**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.